

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Via Facsimile
Philip L. Carter, Chief Executive Officer
Rotech Healthcare Inc.
2600 Technology Drive, Suite 300
Orlando, FL 32804

 Re: **Rotech Healthcare Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed February 28, 2011
       File No. 000-50940

Dear Mr. Carter:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director